Exhibit 23.2

To the Board of Directors of Gold Resource Corporation:

We have acted as counsel to Gold Resource Corporation, a Colorado corporation (the “Company”), in connection with the filing of a registration statement on Form S-1 (File No. 333-170101) (the “Registration Statement”) and previously issued an opinion letter which was furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

With respect to Post-Effective Amendment No. 1 to the Registration Statement being filed on Form S-3, we hereby consent to the reference to our firm under the caption “Legal Matters” in the Prospectus.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ Dufford & Brown, P.C.

April 25, 2011